PELTHOS THERAPEUTICS INC.

WAIVER OF AND CONSENT UNDER SECURITIES PURCHASE AGREEMENT DATED APRIL 16, 2025

This WAIVER OF AND CONSENT UNDER SECURITIES PURCHASE AGREEMENT DATED APRIL 16, 2025 (this "**Waiver and Consent**") is made as of October 30, 2026, by and among Pelthos Therapeutics Inc., a Nevada corporation (the "**Company**"), LNHC, Inc., a Delaware corporation ("**LNHC**" and together with the Company, the "**BC Entities**") and the holder party hereto (the "**Consenting Holder**").

WHEREAS, the Company, LNHC, the Consenting Holder and certain other investors are party to that certain Securities Purchase Agreement, dated as of April 16, 2025 (as amended, the "**Series A Securities Purchase Agreement**"), pursuant to which the Company issued shares of its Series A Convertible Preferred Stock ("**Series A Preferred Stock**"), the terms of which are set forth in the Certificate of Designations of Rights and Preferences of Series A Convertible Preferred Stock of the Company filed with the Secretary of State of the State of Nevada on July 1, 2025 (as amended, including by the Certificate of Amendment thereto filed on or about the date hereof, the "**Series A Certificate of Designation**");

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger (the "**Merger Agreement**"), by and among the Company, Credit Card Merger Sub, Inc., Credit Card Merger Sub II, LLC, Castle Creek Biosciences, Inc. ("**Castle Creek**") and Paragon Biosciences LLC, solely in its capacity as Securityholder Representative, pursuant to which, among other matters, the Company will acquire Castle Creek (the "**Merger**"), subject to the terms and conditions set forth therein;

WHEREAS, concurrently with the execution of the Merger Agreement, the Company proposes to enter into a Securities Purchase Agreement (the "**Series B Securities Purchase Agreement**") with certain holders, pursuant to which the Company will issue a new series of convertible preferred stock designated as "Series B Convertible Preferred Stock" (the "**Series B Preferred Stock**"), Series D Preferred Stock (as defined below) and warrants in connection with and immediately prior to, or concurrently with, the closing of the proposed acquisition of Castle Creek (the "**Concurrent Financing**" and collectively with the Merger and all transactions contemplated by the Merger Agreement, the "**Proposed Transactions**");

WHEREAS, the Series B Securities Purchase Agreement contemplates that if, after the date of the Series B Securities Purchase Agreement, certain investors make a commitment to invest in the Concurrent Financing and sign a joinder to the Series B Securities Purchase Agreement, and the rules of the NYSE American Stock Exchange require that their convertible preferred stock have a voting conversion rate that is different than the voting conversion rate of the Series B Preferred Stock, those investors will invest in shares of Series D Convertible Preferred Stock, par value $0.0001 per share, of the Company (the "**Series D Preferred Stock**"), on the same terms and conditions as the Series B Preferred Stock other than the voting conversion rate;

WHEREAS, pursuant to Section 4(o) of the Series A Securities Purchase Agreement, no BC Entity shall, directly or indirectly, issue, offer, sell, grant any option or right to purchase, or otherwise dispose of any equity security or any equity-linked or related security unless the Company shall have first complied with Section 4(o);

WHEREAS, Section 4(o) of the Series A Securities Purchase Agreement requires, among other things, that the Company provide a notice of and offer to participate in an offer of any equity security or any equity-linked or related security to the Major Buyers (as defined in the Series A Securities Purchase Agreement) and comply with certain other procedural requirements as set forth therein;

WHEREAS, the rights set forth in Section 4(o) of the Series A Securities Purchase Agreement are rights granted by the Company, separately, to each of the Major Buyers;

WHEREAS, pursuant to Section 4(s) of the Series A Securities Purchase Agreement, so long as any Buyer (as defined in the Series A Securities Purchase Agreement) owns any Preferred Shares (as defined in the Series A Securities Purchase Agreement), the Company shall not be party to any Fundamental Transaction (as defined in the Series A Certificate of Designation) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Series A Certificate of Designation;

WHEREAS, Section 4(a) of the Series A Certificate of Designation sets forth certain requirements applicable upon the occurrence of a Fundamental Transaction, including the delivery to each Holder (as defined in the Series A Certificate of Designation) of certain confirmations;

WHEREAS, the Proposed Transactions may be deemed to be, or involve, a Fundamental Transaction, under the terms of the Series A Certificate of Designation;

WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that it is advisable and in the best interests of the Company and its stockholders to approve certain amendments to the Series A Certificate of Designation, as set forth in the form of Certificate of Amendment of the Certificate of Designations of Rights and Preferences of Series A Convertible Preferred Stock attached hereto as Exhibit A (the "**Certificate of Amendment**");

WHEREAS, Section 9(e) of the Series A Securities Purchase Agreement provides that the Required Holders (as defined in the Series A Securities Purchase Agreement) may waive any provision of the Series A Securities Purchase Agreement and any waiver made in conformity with the provisions of Section 9(e) shall be binding on all the holders of Series A Preferred Stock;

WHEREAS, the Consenting Holder constitutes a Major Buyer for purposes of satisfying the requirements of Section 4(o) of the Series A Securities Purchase Agreement and a Required Holder for purposes of satisfying the requirements of Section 9(e) of the Series A Securities Purchase Agreement, and the execution and delivery of this Waiver and Consent by the Consenting Holder is intended to satisfy the requirements of Section 9(e) of the Securities Purchase Agreement;

WHEREAS, concurrently herewith, the Company has also requested that the other Major Buyers and the other Required Holders enter into waivers in form and substance identical to this Waiver and Consent (each, an "**Other Waiver and Consent**", and together with this Waiver and Consent, the "**Waivers and Consents**");

WHEREAS, the Waivers will become effective when each of the other Major Buyers and each of the other Required Holders enters into an Other Waiver; and

WHEREAS, the Consenting Holder desires to irrevocably (i) waive compliance with Section 4(o) of the Series A Securities Purchase Agreement and any and all other provisions and covenants of the Series A Securities Purchase Agreement applicable solely to the Proposed Transactions, in each case in connection with the Proposed Transactions (the "**Participation Right Waiver**") and (ii) waive compliance with Section 4(a) of the Series A Certificate of Designation and any and all other provisions and covenants of the Series A Certificate of Designation applicable solely to the Proposed Transactions, in each case in connection with the Proposed Transactions (the "**Fundamental Transaction Waiver**").

NOW, THEREFORE, in consideration of the execution and delivery of this Waiver and Consent by the Consenting Holder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto further agree as follows:

1. <u>WAIVERS</u>.

Effective as of the date the Waivers and Consents have been executed by each of the Major Buyers and each of the Required Holders, the Consenting Holder hereby grants the Participation Right Waiver and Fundamental Transaction Waiver.

2. <u>CONSENTS.</u>

Effective as of the date the Waivers and Consents have been executed by each of the Major Buyers and each of the Required Holders, the Consenting Holder hereby (i) consents pursuant to Section 12 of the Series A Certificate of Designation to the filing of the Certificate of Designation of the Series B Preferred Stock with the Nevada Secretary of State and the issuance of the Series B Preferred Stock pursuant to and in accordance with the Proposed Transactions or otherwise in accordance with the terms of the Certificate of Designation of the Series B Preferred Stock, (ii) consents pursuant to Section 12 of the Series A Certificate of Designation to the filing of the Certificate of Designation of the Series D Preferred Stock with the Nevada Secretary of State and the issuance of the Series D Preferred Stock pursuant to and in accordance with the Proposed Transactions or otherwise in accordance with the terms of the Certificate of Designation of the Series D Preferred Stock, and (iii) consents to the amendments to the Series A Certificate of Designation as set forth in the Certificate of Amendment.

3. <u>EFFECTIVENESS</u>.

Sections 1 and 2 of this Waiver and Consent shall become effective upon the execution and delivery of Waivers and Consents by each of the other Major Buyers and each of the other Required Holders of the Other Waiver of such Major Buyer or Required Holder. This Waiver and

Consent, together with the Other Waivers and Consents, applies equally to all holders of Securities under the Series A Securities Purchase Agreement, and, upon effectiveness, shall be binding on all holders of Securities and their respective successors and assigns.

4. MISCELLANEOUS.

This Waiver and Consent shall be governed by and construed under the internal laws of the State of New York, without giving effect to conflicts of laws principles. This Waiver and Consent shall be binding upon each of the parties hereto, each other Buyer and holder of Securities under the Series A Securities Purchase Agreement and their respective successors, assigns, heirs, executors and administrators (if any). Each party hereto shall perform all further acts and execute and deliver such further documents as may be necessary or as any other party hereto may reasonably require to implement or give effect to this Waiver and Consent. In case any provision of this Waiver and Consent shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. This Waiver and Consent may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of each of the parties hereto.

This Waiver and Consent may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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IN WITNESS WHEREOF, the parties hereto have executed this Waiver and Consent as of the date set out above.

COMPANY:

PELTHOS THERAPEUTICS INC.

By: /s/ Scott Plesha
Name: Scott Plesha
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Waiver and Consent as of the date set out above.

HOLDER:

LIGAND PHARMACEUTICALS INCORPORATED

By: /s/ Tavo Espinoza
Name: Tavo Espinoza
Title: Chief Financial Officer

Exhibit A – Amendment to Series A Certificate of Designation

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES OF SERIES A CONVERTIBLE PREFERRED STOCK OF PELTHOS THERAPEUTICS INC.

WHEREAS, the Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock (the "**Certificate of Designation**") of Pelthos Therapeutics Inc., a Nevada corporation (formerly known as Channel Therapeutics Corporation) (the "**Corporation**"), was originally filed with the Nevada Secretary of State on July 1, 2025, and was amended on July 16, 2025, has not been further amended or modified and is in full force and effect as of the date hereof.

WHEREAS, the amendments set forth herein have been approved by the Required Holders in accordance with Section 27(b) of the Certificate of Designation and by the stockholders of the Company as required by Nevada Revised Statutes ("**NRS**") 78.1955.

WHEREAS, pursuant to the authority expressly conferred upon the Board of Directors of the Company (the "**Board**") by the Company's Articles of Incorporation (as amended and/or restated from time to time, the "**Articles of Incorporation**"), and NRS 78.1955, the Board, on October 30, 2026, determined that it is advisable and in the best interests of the Company and its stockholders for the Company to amend the Certificate of Designation as follows:

1. Section 3(c)(ii) of the Certificate of Designation is hereby amended and restated in its entirety to read as follows:

> Company's Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, if the Transfer Agent is not participating in FAST or the Resale Eligibility Conditions are not satisfied, to issue and deliver to such Holder (or its designee) a certificate for the number of Conversion Shares to which such Holder is entitled and register such Conversion Shares on the Company's share register or, if the Transfer Agent is participating in FAST and the Resale Eligibility Conditions are satisfied, to credit such Holder's or its designee's balance account with DTC upon receipt of such Holder's broker request through DTC's DRS/DWAC system for such number of Conversion Shares to which such Holder is entitled upon such Holder's conversion of any Conversion Amount (as the case may be) (a "**Conversion Failure**") and, after the occurrence of at least three (3) Conversion Failures then, in addition to all other remedies available to such Holder, the Company shall pay in cash to such Holder on each day after the Share Delivery Deadline that the issuance of such Conversion Shares is not timely effected an amount equal to 0.5% of the product of (A) the sum of the number of Conversion Shares not issued to such Holder on or prior to the Share Delivery Deadline and to which such Holder is entitled, multiplied by (B) the average VWAP of the Common Stock during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline, and such Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case

may be, all, or any portion, of such Preferred Shares that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline either (A) the Transfer Agent is not participating in FAST or the Resale Eligibility Conditions are not satisfied, the Company shall fail to issue and deliver to such Holder (or its designee) a certificate and register such Conversion Shares on the Company's share register or, if the Transfer Agent is participating in FAST and the Resale Eligibility Conditions are satisfied, the Transfer Agent shall fail to credit the balance account of such Holder or such Holder's designee, as applicable, with DTC upon receipt of such Holder's broker request through DTC's DRS/DWAC system, for the number of Conversion Shares to which such Holder is entitled upon such Holder's conversion hereunder or pursuant to the Company's obligation pursuant to clause (i) above, and if on or after such Share Delivery Deadline such Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of Conversion Shares issuable upon such conversion that such Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure (a "**Buy-In**"), then, in addition to all other remedies available to such Holder, the Company shall, in such Holder's discretion as set forth in a written request to the Company (which may be an e-mail), either: (I) within two (2) Business Days after receipt of such Holder's request pay cash to such Holder in an amount equal to such Holder's total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the "**Buy-In Price**"), at which point the Company's obligation to so issue and deliver such certificate (and to issue such Conversion Shares) or credit to the balance account of such Holder or such Holder's designee, as applicable, with DTC for the number of Conversion Shares to which such Holder is entitled upon such Holder's conversion hereunder (as the case may be) (and to issue such Conversion Shares) shall terminate and such shares shall be cancelled, provided that, in lieu of paying the Buy-In Price in cash, the Company may, at its option, promptly reissue (if surrendered) the number of Preferred Shares equal to the number of Preferred Shares submitted for conversion (in which case, such Conversion Notice shall be deemed rescinded and the Company's obligation to issue such Conversion Shares shall terminate and be cancelled) and increase the Additional Amount with respect to such Preferred Shares, pro rata per share, by the amount of such applicable Buy-In Payment Amount (as defined below), or (II) within two (2) Business Days after receipt of such Holder's request, promptly honor its obligation to so issue such Conversion Shares on the Company's share register or credit the balance account of such Holder or such Holder's designee, as applicable, with DTC upon receipt of such Holder's broker request through DTC's DRS/DWAC system for the number of Conversion Shares to which such Holder is entitled upon such Holder's conversion hereunder (as the case may be) and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of shares of Common Stock multiplied by (y) the average VWAP of the Common Stock during the period commencing on the date of the applicable Conversion Notice and ending on the applicable Share Delivery Deadline (each, a "**Buy-In Payment Amount**"), provided, that

in lieu of paying the Buy-In Payment Amount in cash, the Company may, at its election, increase the Additional Amount with respect to such Preferred Shares, pro rata per share, by the amount of such applicable Buy-In Payment Amount. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Conversion Shares (or to electronically deliver such Conversion Shares) upon the conversion of the Preferred Shares as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Conversion Failure, as applicable, this Section **Error! Reference source not found.** shall not apply to a Holder to the extent the Company has already paid such amounts in full to such Holder with respect to such Delivery Failure, pursuant to the analogous sections of the Securities Purchase Agreement , or to the extent the Company has paid cash in lieu of delivering Authorized Failure Shares as set forth in Section 8(b).

2. Section 4(a) of the Certificate of Designation is hereby amended and restated in its entirety to read as follows:

Assumption. Upon the occurrence of any Fundamental Transaction, other than a Fundamental Transaction consummated solely in cash or a strategic acquisition effected through a subsidiary of the Company, the Successor Entity shall succeed to, and (if the successor entity is not the Company) be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property) issuable upon the conversion of the Preferred Shares prior to such Fundamental Transaction, such securities, cash, assets or other property which each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Certificate of Designations), as adjusted in accordance with the provisions of this Certificate of Designations; provided that if there is no change to the securities, cash, assets or other property which each Holder would be entitled to receive as a result of such Fundamental Transaction, no such confirmation shall be required. The provisions of this Section **Error! Reference source not found.** shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares.

3. The definition of "**Additional Amount**" is hereby amended and restated in its entirety to read as follows:

"**Additional Amount**" means , as of the applicable date of determination, with respect to each Preferred Share, all declared and unpaid Dividends and, if applicable with respect to any given Preferred Share, any unpaid amounts that have accrued pursuant to Section 3(c)(ii) hereof or pursuant to Section 5(e) of the Securities Purchase Agreement with respect thereto.

4. The definition of "**Fundamental Transaction**" (which was erroneously mis-numbered within the original Certificate of Designation as clause (a) of Section 28 and appears between clauses (n) and (o) thereof) is hereby re-designated as clause (o) of Section 28, the clauses of Section 28 formerly designated (o) through (hh) is hereby re-designated (p) through (ii), respectively, and such definition is hereby amended and restated in its entirety to read as follows:

"**Fundamental Transaction**" means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) effect any merger or consolidation of the Company with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire in any transaction or series of related transactions, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement,

reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Common Stock without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

5. All other provisions of the Certificate of Designation shall remain in full force and effect.

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